Exhibit 99.1

ASX/ Media release	26 September 2005

Pharmaxis Ltd announces Global Capital Raising

SYDNEY, Australia - Pharmaxis Ltd (ASX: PXS, Nasdaq: PXSL) announced that it had today filed a registration statement with the US Securities and Exchange Commission for the sale of 21,000,000 ordinary shares in the form of 1,400,000 American Depositary Shares (ADSs) in a public offering to be led by CIBC World Markets Corp. Each ADS equals 15 ordinary shares. Pharmaxis also announced that it would conduct a simultaneous placement of up to 17,500,000 of its ordinary shares to non US institutional, sophisticated and professional investors to be managed by Wilson HTM Corporate Finance Ltd in Australia.

The price of ordinary shares will be the same in the US offering and Australian placement and will be determined after the marketing of the offerings, based on demand, current market prices and other related factors. The closings of the offerings are not contingent upon one another.

The net proceeds of the offering will be used to fund:

•	The clinical development of Bronchitol for cystic fibrosis

•	Additional clinical trials in asthma and chronic obstructive pulmonary disease to broaden the commercial opportunity for Bronchitol and Aridol

•	The international commercial launch of Aridol

•	Clinical development for Bronchitol in patients with bronchiectasis and chronic bronchitis and the investigation of additional clinical opportunities for Bronchitol

•	Further expansion of Pharmaxis’ manufacturing facilities

•	Further development of the preclinical pipeline

Under US law the US offering may be increased by up to 20%, or 4.2 million ordinary shares. The US registration also provides for the sale by certain funds managed by GBS Venture Partners of a total of 3.15 million ordinary shares in the form of 210,000 ADS in order to satisfy an option that may be exercised by CIBC World Markets Corp. to satisfy any over-allotments in the U.S. offering.

Pharmaxis has convened a general meeting of shareholders to seek approval for the proposed offering. This meeting will be held on 28 October 2005. Subject to shareholder approval and completion of the SEC review process, the offerings are currently expected to be completed by November/December 2005.

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include AridolTM for the management of asthma, BronchitolTM for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

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The US public offering will be made only by means of a prospectus. When available, copies of the preliminary prospectus relating to the offering may be obtained from CIBC World Markets Corp., by e-mail at useprospectus@us.cibc.com or by fax at 212/667-6136 or from the Pharmaxis website (www.pharmaxis.com).

This press release is not an offer of securities for sale in the United States or any state thereof. A registration statement relating to the ordinary shares comprising the ADSs has been filed with the US Securities and Exchange Commission but has not yet become effective. The ADSs may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws, and any public offering of securities to be made in the United States will be by means of a prospectus that will contain detailed information about the company and management, as well as financial statements.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, intentions or strategies regarding the proposed offering. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. Our actual results could differ materially from our current expectations. We cannot assure you when, if at all, the proposed offering will occur, and the terms of any such offering are subject to change. Factors that could cause or contribute to such differences include, but are not limited to, factors and risks disclosed from time to time in reports filed with the Securities and Exchange Commission, including our Registration Statement on Form F-1 filed on September 26, 2005.

SOURCE Pharmaxis Ltd.

26/09/2005

CONTACT: Alan Robertson, Chief Executive Officer, +61-2-9454-7202, or fax, +61-2-9451-3622

Web site: http://www.pharmaxis.com.au

RELEASED THROUGH: Ashley Rambukwella, Financial & Corporate Relations Pty. Limited, 02-8264 1004 or 0407 231 282 Email: a.rambukwella@fcr.com.au